UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number  001-41666

CASI PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

CASI Pharmaceuticals Enters into an Exclusive Distribution Agreement

On December 6, 2023, CASI Pharmaceuticals, Inc., a Cayman Islands incorporated company (“CASI” or the “Company”), entered into an Exclusive Distribution Agreement (the “Agreement”), effective as of December 6, 2023, with China National Medicines Corporation Ltd. (“CNMC”), a company established under the laws of the People’s Republic of China, and CASI Pharmaceuticals (China) Co., Ltd (“CASI China”), a wholly owned subsidiary of the Company established under the laws of the People’s Republic of China. Under the terms of the Agreement, CASI appointed CNMC on an exclusive basis as its sole distributor for the sale of Pralatrexate for Injection (Folotyn®) (the “Product”) in the territory of the People’s Republic of China (excluding Hong Kong SAR, Taiwan and Macau) (the “Territory”) during the term of one year, subject to certain terms and conditions. CNMC will use its best efforts to distribute and sell the Product to the maximum number of customers in the Territory. CNMC may appoint sub-distributors of its choice in furtherance of this goal provided that CASI has been notified in writing and received the due diligence or any other information of the sub-distributor as CASI requests. The Agreement also contains terms and conditions with respect to pharmacovigilance and reporting, limited warranty and limitations of liabilities, indemnification and compensation as well as other customary provisions. CASI China is authorized to coordinate and communicate with parties to the Agreement and provide supports for the performance of the Agreement within the Territory.

The foregoing description of the Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the Agreement that will be filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 2023.

Forward-Looking Statements

This 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided herein is as of the date of this 6-K, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASI Pharmaceuticals, Inc.

	By:	/s/ Wei (Larry) Zhang
	Name:	Wei (Larry) Zhang
	Title:	President

Date: December 6, 2023